May 26, 2015
Via EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
Attn: Kathryn McHale, Senior Staff Attorney
100 F Street, N.E.
Washington, D.C.  20549

Re:              Horizon Bancorp
Registration Statement on Form S-4 filed on May 5, 2015, as amended by
Amendment No. 1 to Registration Statement on S-4 filed on May 22, 2015
File No. 333-203868

Dear Ms. McHale:
Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Horizon Bancorp (the “Registrant”) hereby respectfully requests that effectiveness of the above-referenced Registration Statement be accelerated by the Securities and Exchange Commission (the “Commission”) to 4:00 p.m. (EDT) on Thursday, May 28, 2015, or as soon as practicable thereafter.
In connection with the foregoing request, the Registrant hereby acknowledges that:
•
should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

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the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Mark E. Secor

Mark E. Secor
Chief Financial Officer

cc:	Craig M. Dwight
Claudia V. Swhier

515 Franklin Square • Michigan City, IN 46360 • (219) 873-2640 • toll-free 888-873-2640 • www.accesshorizon.com